Exhibit 99.1

Sapiens to Participate in the 26th Annual Needham Growth
Conference on January 17 & 18, 2024

Rochelle Park, N.J., December 7, 2023 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that management is scheduled to attend the 26th Annual Needham Growth Conference on January 17 and 18, 2024 in New York City. On behalf of the company, Mr. Roni Giladi, Chief Financial Officer, and Ms. Cohen-Ifrah, Chief Marketing Officer and Head of Investor Relations, will participate in a fireside chat at 1:30 p.m. Eastern time in meeting room Holmes I on January 18 and host one-on-one meetings on January 17 and 18.

The conference will be held onsite at the Lotte New York Palace in New York City on Wednesday, January 17, Thursday, and January 18, with virtual access on Tuesday, January 16, and Friday, January 19. For more information about the conference or to schedule a one-on-one meeting with Sapiens, please get in touch with your Needham representative. Also note that Needham reserves the right to adjust a company’s meeting schedule, including its presentation time. It is recommended that participants confirm all meeting times with the conference organizers.

A webcast of management’s fireside chat will be available on the Sapiens website under the Events section at https://sapiens.com/investor-relations/.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com	Investors Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 Kim@HaydenIR.com